

Mail Stop 3030

March 30, 2009

VIA U.S. MAIL AND FAX (847) 498-9123

Mr. Dominic A. Romeo
Vice President and Chief Financial Officer
IDEX Corporation
630 Dundee Road
Northbrook, Illinois 60062

> **Re:** **IDEX Corporation**
> **Form 10-K for the year ended December 31, 2008**
> **Filed March 2, 2008**
> **File No. 001-10235**

Dear Mr. Romeo:

      We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2008

Financial Statements, page 26

Note 4. Goodwill and Intangible Assets, page 37

1.   We note that you performed your annual impairment test at October 31, 2008 and
        concluded no amounts were impaired. Subsequently, at December 31, 2008, you updated
        certain forecasts to reflect, among other things, the global economic downturn and other
        considerations and reassessed the likelihood of any further impairment of your reporting
        units. You again concluded that no amounts were impaired. Please address the
        following:
        •   We note that further changes in your forecasts or changes in key assumptions could
            cause book values of certain reporting units to exceed their fair values. Provide a
            qualitative and quantitative description to describe the material assumptions used in
            you sensitivity analysis and an analysis of those assumptions based upon reasonably
            likely changes. Consider revising future filings to include in your critical accounting
            policy, as well.
        •   Identify, if any, which reporting units required a second step impairment test and the
            results of such tests.
        •   Tell us about the "updates" that were made to your forecasts at December 31, 2008.
            In particular, explain why only certain forecasts were updated, while others were not.
            Also explain the nature and significance of the updates and discuss the "other
            considerations" you reference in your disclosure.
        •   In the interest of providing readers with a better insight into your judgments for your
            accounting for goodwill impairment, please revise future filings to be more specific
            with regards to the changes that were made to your forecasts.

2.   We note your disclosure herein that "consistent with the company's approach in its
        annual impairment testing, in assessing the fair value of the Fluid management Americas
        reporting unit, the company considered both the market approach and the income
        approach." Consider enhancing your related critical accounting policies disclosure to
        discuss how you consider the market and income approach as part of your annual testing
        and how you validate the reasonableness of the fair values determined. Also, discuss
        how assumptions and methodologies used for valuing goodwill in the current year have
        changed since prior year, highlighting the impact of any such changes.

3.   Tell us the last date you assessed your property, plant and equipment and other intangible
        assets for impairment and the results of such tests.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Julie Sherman, Staff Accountant, at (202) 551-3640 or me at (202) 551-3554 if you have any questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Angela Crane
Accounting Branch Chief